Mail Stop 4561

August 13, 2007

Mr. Anthony Lam
Chief Financial Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada
M5T 1X4

> **Re:** **Points International Ltd.**
> **Form 40-F for the year ended December 31, 2006**
> **Filed 3/29/07**
> **File No. 000-51509**

Dear Mr. Lam:

We have reviewed your response letter dated July 13, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F filed March 29, 2007

Note 10 – Capital Stock, page 55

1.   We note your response to comment 13. You state that the modification of the agreement was done so that the terms were no more or less favorable than the original terms. However, we note that under the old option, the option holder

would receive shares of Points.com, the private subsidiary of a public company, and under the modified option (with the put feature) the holder would receive a greater number of shares of the parent of the subsidiary, a public company whose shares are traded on the OTCBB. Please tell us how you determined that 784,641 options in the private company had the same value as 1,964,664 shares of the public parent. Tell us how you determined the ratio of 2.5039 that is disclosed on page 58.

Note 14 – MilePoint Inc. Acquisition, page 62

2.   We note your response to comment 16; however, we still believe that it is not appropriate to include the $671,653 of transition services in the cost of the purchase of MilePoint since these were not direct costs of the acquisition. Furthermore, you state that MilePoint and its employees were not part of the "asset acquisition." In this regard, it appears that you may not have purchased a business, but rather purchased two intangible assets: a customer list and contracts with partners. Please provide us with a detailed analysis under EITF 98-3 and revise your financial statements to account for the transition services fees as an expense rather than part of the cost of the purchase.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief